Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Intercepts 30.6 grams of gold per Tonne (Cut) Over
     2.5 Meters True Width

     <<
                    "0.98 oz per tonne of gold over 8 feet"

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR
     >>

     SASKATOON, Feb. 2 /CNW/ - Claude Resources Inc. (CRJ-TSX ; AMEX-CGR)
today reports results from its January 2009 underground exploration program at the Company's Seabee Mine. Results include:

     <<
     -   7.41 grams per tonne of Gold over 2.7 meters True Width
         (hole U09-602).
     -   30.60 grams per tonne of Gold over 2.5 meters True Width
         (hole U09-605).
     -   11.34 grams per tonne of Gold over 2.2 meters True Width
         (hole U09-606).
     -   10.61 grams per tonne of Gold over 2.6 meters True Width
         (hole U09-609).
     -   16.53 grams per tonne of Gold over 1.6 meters True Width
         (hole U09-610).

     Sequential drill results of this underground drill program from the 900 meter level drill station are as follows:

     -------------------------------------------------------------------------
       HOLE   FROM    TO   LENGTH  MIDPOINT COORDINATES    Au     Au     TRUE
       No.     (m)    (m)   (m)            (m)            (g/T)  (g/T)  WIDTH
                                   --------------------- (uncut) (cut)   (m)
                                   NORTH    EAST   ELEV.
     -------------------------------------------------------------------------
     U09-600  175.5  178.4  2.9   1178.6  1050.1  -600.4   0.01   0.01   1.0
     -------------------------------------------------------------------------
     U09-601  116.5  119.2  2.7   1178.4  1028.1  -536.2   1.15   1.15   1.4
     -------------------------------------------------------------------------
     U09-602  131.0  137.0  6.0   1180.2  1027.7  -560.0   7.41   7.41   2.7
     -------------------------------------------------------------------------
     U09-603  147.7  152.2  4.5   1184.5  1024.9  -583.2   2.84   2.84   1.7
     -------------------------------------------------------------------------
     U09-604  182.2  192.0  9.8   1181.3  1026.8  -623.6   0.03   0.03   2.6
     -------------------------------------------------------------------------
     U09-605  121.0  126.9  5.9   1188.2   999.1  -559.3  43.13  30.60   2.5
     -------------------------------------------------------------------------
     U09-606  165.8  174.5  8.7   1189.4   999.7  -612.3  59.19  11.34   2.2
     -------------------------------------------------------------------------
     U09-607   82.9   87.7  4.8   1203.0   973.6  -526.8  12.34   7.26   2.3
     -------------------------------------------------------------------------
     U09-608  146.7  157.0 10.3   1190.3   974.1  -595.4  10.88   6.05   3.4
     -------------------------------------------------------------------------
     U09-609   69.3   73.1  3.8   1201.2   948.1  -499.4  23.64  10.61   2.6
     -------------------------------------------------------------------------
     U09-610   81.3   84.0  2.7   1201.7   950.3  -517.8  18.28  16.53   1.6
     -------------------------------------------------------------------------
     >>

     Vice-President, Mining Operations, Philip Ng, P.Eng., stated that, "These results being reported today extend the high grade gold mineralization at
Seabee Deep and represent a very positive start to our 2009 exploration programs at our Seabee and Madsen properties. In addition, the close proximity of this discovery to existing development means that it will positively impact head grade delivered to our central milling facility at the Seabee Mining Camp during 2009."
     In 2009, Claude Resources Inc. forecasts to produce from its satellite deposit at Santoy 7 as well as the Seabee Mine. In addition, the Company plans on continuing with an underground bulk sample program at Porky West and pending environmental approval and permits, to move Santoy 8 towards commercial production.
     Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 meters while the maximum was 1.0 meter. 200 gram samples were pulverized until greater than 80% passes through 200 mesh screen.
30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 50 grams per tonne was used to determine cut grades. Brian Skanderbeg, P.Geo.,
Vice President Exploration, Qualified Person, has reviewed the contents of this news release for accuracy.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 835,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505 or Philip Ng, Vice President, Mining
Operations, Claude Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 11:15e 02-FEB-09